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                              [COMPANY LETTERHEAD]

                                  July 13, 2000

VIA FACSIMILE (202-942-9635) AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C.  20549
Attn:    John G. Saia, Attorney-Advisor

         AMB PROPERTY CORPORATION
         CIK: 0001045609
         COMMISSION FILE NO. 333-64725: APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-11, together with all exhibits thereto, Commission File No. 333-64725 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on September 30, 1998.

         Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 3,450,000 shares of its Series B Preferred Stock, $0.01 par value per share (the "Shares"), for issuance to the public, at a proposed maximum offering price per Share of $25.00, with a proposed maximum aggregate offering price of $86,250,000.00. The Registrant has determined that it is not in the Registrant's best interests to proceed with the sale of the Shares. No securities have been sold under the Registration Statement.

         Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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Securities and Exchange Commission
July 13, 2000
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         If you have any questions regarding the foregoing application for withdrawal, please contact Laura L. Gabriel at Latham & Watkins, legal counsel to the Registrant in connection with the Registration Statement, at (415) 395-8131. Please fax the Order to her attention at (415) 395-8095.


                                  Sincerely,

                                  AMB PROPERTY CORPORATION

                                  /s/ Tamra D. Browne
                                  ---------------------------------------------
                                  Tamra D. Browne
                                  Vice President, General Counsel and Secretary